Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA FEDERAL EXPRESS

May 20, 2011

Ellen Sazzman, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Mail Stop 5-6
100 F Street, NE
Washington, DC  20549-0506

RE:       Lincoln Life Variable Annuity Account N of
The Lincoln National Life Insurance Company
Registration Statement on Form N-4 for
Individual Variable Annuity Contracts
File No. 333-          Lincoln ChoicePlusSM Fusion

Dear Ms. Sazzman:

On behalf of The Lincoln National Life Insurance Company (“Lincoln”) and Lincoln Life Variable Annuity Account N (“the Account”), enclosed is a courtesy copy of the initial registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-4 (the “Registration Statement”) for certain individual variable annuity contracts marketed under the name Lincoln ChoicePlusSM Fusion (“the Fusion Contracts”).  The Registration Statement was filed with the Securities and Exchange Commission (“the Commission”) via EDGAR on May 20, 2011.

The Fusion Contracts are in many respects similar to certain individual variable annuity contracts (the “Signature Contracts”) issued by The Lincoln National Life Insurance Company and the Lincoln Life Variable Annuity Account N (File No. 333-170897). The Signature Contracts were previously approved by the staff of the Office of Insurance Products, Division of Investment Management. The enclosed copies of the prospectus and Statement of Additional Information for the Fusion Contracts have been marked to show changes from the current prospectus and Statement of Additional Information for the Signature Contracts.

As stated in the transmittal letter for the Registration Statement, we respectfully request that the Registration Statement be given selective review (Release IC-13768).

The material differences between the Fusion Contracts and the Signature Contracts are as follows:

1.	The fund family line-up in the Fusion Contracts is slightly different than the fund family line-up in the Signature Contracts.
2.
The Fusion Contracts offer only one contract variation, while the Signature Contracts offer two share classes (B Share and L Share) in the same prospectus. Consequently, revisions have been made to the following sections:

▪	Page 1, introductory paragraph,
▪	the Expense Tables,
▪	Purchase of Contracts.
3.	The Fusion Contracts have lower M&E charges than the Signature Contracts.
4.
The Fusion Contracts have an account fee of $50, waived at $50,000 or more at the end of a particular contract year. The Signature Contracts have an account fee of $35, waived at $100,000 or more at the end of a particular contract year.

5.
The Fusion Contracts have surrender charges beginning at 1% over the period of one year. The Signature Contracts have surrender charges beginning at 7% over a period of seven years or four years, depending on which share class is elected.

6.
The Fusion Contracts have a Premium Based Charge that is deducted from contract value each quarter. A portion of this charge may also be deducted upon withdrawals and surrenders. The Signature Contracts do not have this charge.

7.
Owners of the L Share option of the Signature Contracts receive a persistency credit on purchase payments left in the contract for a specified amount of time. The Fusion Contracts do not offer persistency credits.

In addition, the Fusion Contracts reflect several changes resulting from the staff’s recent review of another Lincoln registration statement (File No. 333-172328). We believe the blacklining accurately reflects the differences outlined above.  Any questions or comments regarding this filing may be directed to my attention at 860-466-1222.  Thank you for your assistance.

Sincerely,

/s/ Scott C.Durocher

Scott C. Durocher
Counsel

Enclosures